Exhibit 99.3

Green Circle Decarbonize Technology Limited Announces Closing of $10,000,000 Initial Public Offering

Hong Kong, January 14, 2026 – Green Circle Decarbonize Technology Limited (the “Company” or “Green Circle”) (NYSE: GCDT), a Cayman Islands holding company that develops and manufactures Phase Change Material (PCM-TES) storage system in designs and applying on cooling and heating system though its Hong Kong subsidiary, Boca International Limited. The Company today announced the closing of its initial public offering (the “Offering”) of 2,500,000 ordinary shares (“Shares”) at a public offering price of $4.00 per Share. The gross proceeds from the Offering, before underwriting discounts and commissions and estimated offering expenses payable by the Company, are approximately $10,000,000. In addition, the Company has granted the underwriters a 45-day option to purchase up to 375,000 additional Shares at the public offering price, less the underwriting discounts.

The Company filed a final prospectus relating to the offering with the Securities and Exchange Commission on January 13, 2026, which describes, among other things, the number and terms of the securities sold in the offering.

The Company intends to use the net proceeds of the Offering for (i) construction of a factory to expand its production capacity (ii) the acquisition of necessary machinery for production; (iii) repayment of certain indebtedness and borrowings; and (iv) general working capital purposes.

RBW Capital Partners LLC, whose securities and brokerage services are offered through Dawson James Securities, Inc. acted as the representative underwriter for the Offering, with Revere Securities LLC acting as the co-manager. Nauth LPC served as counsel to the Company, and Manatt, Phelps & Phillips, LLP served as counsel to the underwriters in connection with the Offering.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com